

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Jeff Ciachurski
Chief Executive Officer
Greenbriar Capital Corp.
632 Foster Avenue
Coquitlam, British Columbia, Canada, V3J 2L7

> **Re: Greenbriar Capital Corp.**
> **Registration Statement on Form 20-F**
> **Filed January 28, 2022**
> **File No. 000-56391**

Dear Mr. Ciachurski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leo Raffin